December 11, 2018

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
26th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: Jiayin Group Inc.
           Amendment No. 4 to
           Draft Registration Statement on Form F-1
           Submitted December 3, 2018
           CIK No. 0001743102

Dear Mr. Yan:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted December 3, 2018

Prospectus Summary
Recent Developments, page 4

1. In light of the fact that your financial condition and result of operations were adversely affected during the three month period ended September 30, 2018, due to the adverse factors disclosed, please revise to provide a discussion of the impact on the specific revenues and operating expenses impacted as well as the fact that the company recognized a net loss for the period. In addition, due to the proactive strengthening of risk assessment
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Jiayin Group Inc.
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         and the more selective loan application approval process which was a result of the adverse factors, the expected continuing impact on operating performance should be clearly disclosed.
Summary Consolidated Financial and Operating Data, page 12

2. Please revise to add a footnote to the "Summary Consolidated Cash Flow Data" presented to indicate that during the nine months ended September 30, 2018, a RMB 400,000 dividend was paid to the CEO and Founder of Niwodai Finance, who in turn, utilized the proceeds of the dividend to repay a related party receivable owed to the Company. Please indicate that these amounts were reflected within the operating and financing activities for the interim nine months presented and disclose that without this related party transaction, you would have had operating cash outflows during this period. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 112

3. Please revise to disclose that the level of net payouts related to the guarantee liabilities has exceeded net revenues in the fiscal years 2016 and 2017 as well as in the interim nine month period of 2018. The contributions received from borrowers contributed to the guarantee payout fund during each of these periods were also less than the net payouts. In order for the reader to clearly understand the sources of and available funds utilized for the net payouts, please revise to provide a discussion which addresses the impact on liquidity and working capital given that the amounts contributed to the payout of funds were less than the net payouts to investors in the fiscal years 2016 and 2017 and the interim period of 2018.
Management
2016 Share Incentive Plan, page 169

4. Please revise to disclose the compensation expense recorded for the September share options issued and the compensation expense to be recorded for the October share issuances, in light of the pending offering.
Notes to Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-7

5. Please revise to disclose the accounting literature followed in the accounting for the
         Niwodai transaction as noted in your response to comment 1.
Note 2. Summary of Significant Accounting Policies
(j) Investor Assurance Program, page F-14

6. We note your response to comment 4 and revised disclosure that you did not recognize any assets in relation to service fees collectible from the old loans upon the 2015 Niwodai
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Jiayin Group Inc.
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         Finance acquisition as you believed that it was not probable to collect substantially all of the consideration related to the service fees due to the high default rate on the old loans.
         Please revise your disclosure to clarify that service fees collected from all the loans are principally related to new loans facilitated by you.
7. We note your response to comment 4 and your revised disclosures on pages 102, F-14 and
         F-55 where you state that you set aside the service fees charged by Shanghai Caiyin into designated restricted cash accounts to be used to cover the principal and interest of defaulted loans on a portfolio basis. Revise your disclosure to clarify that you set aside subsequent collections of assets from the investor assurance program as well as incremental working capital amounts determined by you as necessary to satisfy liabilities for your investor assurance program to cover principal and interest of defaulted loans on a portfolio basis.
(k) Restricted Cash, page F-17

8. We note your response to comment 4 and your revised Restricted Cash disclosures on pages F-17 and F-58. Please revise the table to disclose the amounts of both gross payouts and gross recoveries collected for the periods presented.
9. We note your response to comment 4 and prior comment 8 of your letter of November 5,
         2018. Considering the establishment of equal and offsetting assets upon recognition of the liabilities from the investor assurance program in accordance with ASC 460-10-55-23 and the related subsequent collection of these specific assets as disclosed on pages F-33 and F-55, please disaggregate contributions from borrowers in your restricted cash rollforward, for all periods presented, to separately disclose both collections of these assets that reconciles to the disclosures on pages F-33 and F-55 and incremental working capital contributions made by you to satisfy liabilities from the investor assurance program.
Note 2. Summary of Significant Accounting Policies
(g) Revenue recognition, page F-58

10. We note your response to comments 7 and 9 as well as your response to prior comment 15 of your November 5, 2018 letter. We also note that monthly service fees, which include facilitation services and post-origination service fees are due on the same day as the monthly repayment of principal and interest of the underlying loan. Considering that you present the outstanding principal of delinquent loans by product on page 90, please disclose outstanding contract assets and accounts receivable for monthly service fees consistent with your presentation on page 90 for the periods presented.
Note 4. Liabilities From Investor Assurance Program, page F-64

11. Please revise to provide information in regard to the "Other Guarantees" reflective of the activity during the interim periods presented, similar to the information presented in Note
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      6 to the audited financial statements on page F-35.
Note 8. Related Party Transactions, page F-66

12. Please revise to disclose whether the Company paid another dividend, subsequent to
      September 30, 2018, to the Chairman and Founder of the Company, upon which the proceeds were utilized to repay the RMB 119,572 receivable from Niwodai Finance outstanding at September 30, 2018.
       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameDinggui Yan
                                                            Division of
Corporation Finance
Comapany NameJiayin Group Inc.
                                                            Office of Financial
Services
December 11, 2018 Page 4
cc:       Meng Ding, Esq.
FirstName LastName